UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR RECORDED OPERATING LOSSES IN THE FIRST

HALF OF 2022

ITS ELECTRIC SERVICE QUALITY LEVELS ARE SUSTAINED

Buenos Aires, August 5, 2022, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) approved today its financial statements for the six-month period ended June 30, 2022, which show a loss of ARS 9,859 million.

Edenor’s results of operations reflect a 6% fall in revenue and a 16% fall in the gross margin in real terms as a consequence of both the delayed adjustment of electricity rates and the increase in operating costs.

Nevertheless, the Company maintains its electric service quality levels to all its customers.

MAIN FINANCIAL INDICATORS

The prior-year period’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

(*) Operating loss before taxes and finance costs.

Revenue decreased 6% in real terms in 2022, compared to the same period of the previous year, mainly as a consequence of the delayed adjustment of electricity rates in an inflationary context and despite the fact that the volume of electricity sales increased.

The gross margin, called Distribution Added Value (VAD), the Distributor’s actual revenues, fell 16%, compared to the same period of the previous year, in real terms as a consequence of the aforementioned delayed adjustment of electricity rates, inasmuch as the rate increases granted were due to increases in the seasonal energy prices rather than in the Distributor’s revenues.

The EBIT resulted in a loss of ARS 10,681 million, in line with the decrease in the gross margin, coupled with a general increase in operating costs.

The loss for the period as of June 30, 2022 amounted to ARS 9,859 million, due mainly to the deterioration of both the gross margin and the operating result, and a greater financial burden resulting from the deferral of the payment of obligations with the Wholesale Electricity Market, a situation necessary to continue operating.

MAIN OPERATING INDICATORS

Electricity sales in 2022 increased 6.7% to 11,391 GWh, as compared to the 10,674 GWh sold in the same period of the previous year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 8, 2022